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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 001-07149

                           NOTIFICATION OF LATE FILING

(Check One): / / Form 10-K  / / Form 11-K
             / / Form 20-F  /X/ Form 10-Q  / / Form N-SAR

         For Period Ended: March 31, 2000
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 / / Transition Report on Form 10-K          / / Transition Report on Form 10-Q
 / / Transition Report on Form 20-F          / / Transition Report on Form N-SAR
 / / Transition Report on Form 11-K

         For the Transition Period Ended:
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         Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Internet Law Library, Inc.
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Former name if applicable

     Planet Resources, Inc.
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Address of principal executive office (STREET AND NUMBER)

              4301 Windfern, Suite 200
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City, state and zip code Houston, Texas 77041
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company has recently replaced its independent auditors with Arthur Andersen LLP, and changed its fiscal year to a calendar year. Because of the additional time required to transition the new auditors and audit the Company's financial statements, the Form 10-K transition report could only be filed on May 11, 2000, pursuant to a fifteen-day extension period. Because of the emphasis placed on filing the Transition Form 10-K, the March 31, 2000, Form 10-Q could not be completed prior to the required filing deadline. The Company expects to complete the preparation of its Form 10-Q report within five days after the filing deadline.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

      Malcolm F. McNeill            (281)                    600-6000
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      (Name)                        (Area Code)              (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               /X/ Yes   / / No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               /X/ Yes   / / No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates a net loss for the three months ended March 31, 2000, and, further, expects this net loss will exceed that reported for the three months ended March 31, 1999. A reasonable estimate of the net loss cannot be made at this time because the Company has not finalized all of the adjustments necessary for reporting its results of operations for the three months ended March 31, 2000.

              Internet Law Library, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    May 16, 2000                       By:      /s/ Malcolm F. McNeill
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                                                     Malcolm F. McNeill
                                                     Chief Financial Officer